EXHIBIT 1.02

Conflict Minerals Report of Cenveo, Inc. in Accordance with Rule
13p-1 under the Securities Exchange Act of 1934

Introduction

This is the Conflict Minerals Report of Cenveo, Inc. ("Cenveo") for calendar year 2013 prepared in accordance with Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions to the terms used in this report, unless otherwise defined herein.

The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”) for the purposes of this assessment. The "Covered Countries" for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Design of Due Diligence Measures

In accordance with the Rule, Cenveo undertook due diligence measures to determine the source and chain of custody of necessary conflict minerals used in its products. Cenveo's design of its due diligence program conforms in all material respects with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2013)("OECD Framework"), an internationally recognized due diligence framework.

Cenveo’s due diligence measures were based on Global e-Sustainability ("EICC/GeSI") initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the business of manufacturing print-related products, Cenveo is several levels removed from the actual mining of conflict minerals. Cenveo does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Due Diligence Measures Performed

Cenveo's due diligence measures included, but were not limited to:

-	Adopting a Conflict Mineral Policy (published at www.cenveo.com), incorporating the standards set forth in the OECD Framework;

-	Conducting an internal assessment to identify materials that could contain 3TG and suppliers who sourced those materials to Cenveo;

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Conducting a Reasonable Country of Origin Inquiry on our supply chain with direct suppliers of materials that might contain conflict minerals using a slightly modified version of the EICC/GeSI Conflict Mineral Reporting Template as a basis to identify the applicable smelters and refiners; and

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as "conflict free" by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for 3TG.

Results of Due Diligence Measures

As a result of the due diligence measures described above, Cenveo has determined that its products are "DRC conflict undeterminable." Cenveo makes this determination due to a lack of information from its suppliers for certain materials and/or contracted to manufacture products.

This report has not been subject to an independent private sector audit because it is not required under the Rule, which provides a temporary accommodation for a "DRC conflict undeterminable" classification for the first two reporting years following November 13, 2012.

Future Due Diligence Measures

In the next compliance period, Cenveo intends to implement steps to improve the information gathered from its due diligence program to further mitigate the potential its necessary conflict minerals benefit armed groups. The steps include but are not limited to:
-     Finding alternative suppliers for vendors not responding timely and sufficiently;
-     Finding alternative suppliers or materials for conflict mineral materials;
-     Expanding and improving internal education and training to sourcing personnel;

-	Institutionalizing the process by incorporating conflict mineral due diligence procedures into assigned roles and responsibilities; and
-     Continuing to utilize and adopt system technology that can assist in oversight of sourced material.